January 14, 2010

Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C.  20549-7010

Re:	Acco Brands Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 (“Form 10-K”)
Filed March 20, 2009
File No. 1-08454

Dear Ms. Blye:

We are submitting the following response to the comment in the letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated December 3, 2009 (the “Comment Letter”), with respect to the above-referenced filing.  Please note the numbered item below corresponds to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.  Any capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Form 10-K.

General

1.
We note from disclosure in your Form 10-K that your business operations include the Middle East.  We also note from Industry Canada’s website that Acco Brands Canada’s export experience includes Cuba.  Finally, we note that on your website you include Sudan in the dropdown menu of countries from which interested persons may request information, under the “Investor Relations” heading.  Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria, Sudan or Cuba.  Please describe to us the nature and extent of your past, current, and anticipated contacts with referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements.  Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

We have reviewed Company sales reports and billings systems, and performed other procedures for the years ended December 31, 2006, 2007, 2008 (being the periods

Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
January 14, 2010

covered by the captioned Form 10-K) and the year ended December 31, 2009 (collectively, the “Covered Period”) to determine our past business dealings, and those of our subsidiaries, with Iran, Syria, Sudan or Cuba (the “Sanctioned Countries”).  Based on this review and to the best of our knowledge, we have not sold any products or services, directly or indirectly, into the Sanctioned Countries through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements during the Covered Period, except as follows:

•
During the Covered Period, two of the Company’s foreign subsidiaries sold staplers, desk-top paper binding equipment, laminators, document hole punching equipment and other miscellaneous traditional office products and supplies into Iran in de minimis amounts.  Total invoiced amounts for these sales during 2006 through 2009 were approximately $87,000, $225,000, $726,000, and $31,000 in U.S. Dollars, respectively.  Total net sales for ACCO Brands Corporation for the fiscal years 2006 through 2009 were approximately $1.95 billion, $1.83 billion, $1.58 billion and an estimated $1.27 billion, respectively.  Therefore, these sales to Iran have represented approximately 0.004%, 0.012%, 0.046% and an estimated 0.002%, respectively, of the Company’s total net sales during the relevant periods.

Furthermore, during the Covered Period the Company has not entered into any agreements, commercial arrangements or other contacts with the governments of those countries or, to its knowledge, entities controlled by those governments.

We do not regard the above-described limited business contacts with Iran to be quantitatively material relative to the overall business of the Company.  Furthermore, the Company does not believe that its foreign subsidiaries’ relatively insignificant level of sales into Iran should be quantitatively or qualitatively material to a reasonable investor in making an investment decision because of the de minimis dollar amount of the sales and because all such business, to the best of the Company’s knowledge, has been conducted in compliance with laws applicable to the Company and its subsidiaries.

The Company has not been able to determine why the third-party website of Industry Canada reflects ACCO Brands Canada as having export experience to Cuba.  However, the Company has concluded, based on the above-described review and to the best of its knowledge, that there have been no sales to Cuba by the Company or its subsidiaries during the Covered Period.  Industry Canada has removed the subject reference to Cuba from its website.  With respect to the reference to Sudan in the drop-down menu on its investor relations web page, the Company notes that “information request” page of the investor relations section of its website is provided by a third party service, and the reference to Sudan was inadvertently included in the menu.  The reference to Sudan has been deleted, and the Company has concluded, based on the above-described review and to the best

Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
January 14, 2010

of its knowledge, that there have been no sales to Sudan by the Company or its subsidiaries during the Covered Period.  The Company does not currently anticipate conducting any sales activity with, or to customers in, Sudan, Syria or Cuba.  The Company may in the future make additional sales to Iran in compliance with laws applicable to the Company and its subsidiaries, but it does not anticipate any material increase of such sales.

Although we are sensitive to investor sentiment toward companies that have operations associated with the Sanctioned Countries, we do not believe that a reasonable investor would attach any significance to the fact that during the Covered Period the Company has had a series of minor transactions in Iran.  This view is based both on the immaterial amount of sales into Iran, and the nature of the products involved (e.g., staplers, desk-top paper binding equipment, laminators, document hole punching equipment and other miscellaneous traditional office products and supplies).  Moreover, the Company believes that the level of activity in Iran should not affect a reasonable investor’s assessment of our reputation or shareholder value to the extent the Company continues to conduct its very limited business with respect to Iran in compliance with laws applicable to the Company and its subsidiaries.

*          *          *          *

Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
January 14, 2010

In connection with the foregoing responses, the Company acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for the opportunity to respond to your comments.  Please feel free to call me at 847-484-3010 if you have any questions or further comments.

Sincerely,
/s/Steven Rubin
Steven Rubin Senior Vice President, Secretary and General Counsel

cc:	Max Webb
Assistant Director
Division of Corporation Finance